Exhibit 99.4(i)

MUTUAL OF AMERICA
CAPITAL MANAGEMENT

MUTUAL OF AMERICA

CAPITAL MANAGEMENT CORPORATION

320 PARK AVENUE
NEW YORK, NY 10022-6839
212 224 1930
212 224 2411 FAX

PAUL TRAVERS
SENIOR VICE PRESIDENT
CLIENT SERVICES

Via fax to: 330-668-2901

Ms. Kara Lewis

Relationship Manager

Oak Associates, Ltd.

3875 Embassy Parkway

Suite 250

Akron, Ohio 44333

Re: Subadvisory Agreements

a.                 Dated May 1, 1996 as to Mutual of America Institutional Funds, Inc.

b.                Dated May 2, 1994 as to Mutual of America Investment Corporation (collectively “Subadvisory Agreements”)

Dear Kara:

As you know, we sent you a notice of termination dated June 22, 2005 with a termination date of August 26, 2005, pursuant to the terms of the Subadvisory Agreements. You were kind enough to agree that the termination date could be set at July 29, 2005 by our mutual consent. We very much appreciate your agreeing to this earlier termination date. In anticipation of the transition of management to us you have ceased trading activity in the portfolios, and we believe that we should, if at all possible, commence management of the portfolios on July 28, 2005, which would require a liquidation of the current securities held in the portfolio and reinvestment of the proceeds. We request that you sign this letter and fax it back to us bearing your signature to acknowledge the fact that all parties have agreed that the Subadvisory Agreements are terminated no later than close of business on July 28, 2005. This letter agreement may be relied upon by all parties, including those not a party to the Subadvisory Agreements, as necessary to facilitate the transition of management to us.

It has been a pleasure being associated with you and we wish you all the best.

Very truly yours,

/s/ Paul E. Travers

I agree to the terms of the foregoing letter.

Kara Lewis	/s/ Kara Lewis	Date 7/28/05

MUTUAL OF AMERICA CAPITAL MANAGEMENT CORPORATION
A SUBSIDIARY OF MUTUAL OF AMERICA LIFE INSURANCE COMPANY